FORM 6-K/A
                             (AMENDMENT NO. 1)

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                          REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2003
                        COMMISSION FILE NO. 1-11284

                                NORANDA INC.
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   181 BAY STREET, SUITE 200, BCE PLACE,
                      TORONTO, ONTARIO, CANADA M5J 2T3
                  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F      Form 40-F   X
                           -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

                  Yes      No   X
                     -----    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

                  Yes      No   X
                     -----    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes      No   X
                     -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                              -------------

     The portion identified below of the following document furnished with the Form 6-K filed by the registrant on May 6, 2003 shall be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended):

     The unaudited interim consolidated financial statements for the three months ended March 31, 2003, included in Exhibit 4.60 (Press Release dated April 23, 2003) - Noranda Reports First Quarter Loss of $29 Million Before Previously-Reported Restructuring Charges of $30 Million

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NORANDA INC.
                                   ----------------------------------------
                                             (Registrant)


March 18, 2004               By:     /s/ Stephen Young
                                   ----------------------------------------
                                     Stephen Young - Corporate Secretary